TSX:IRC	NR 06-20
October 17, 2006

IRC RECEIVES LISTING ON AMERICAN STOCK EXCHANGE

DENVER, COLORADO – October 17, 2006 - International Royalty Corporation (TSX: IRC, AMEX:ROY) (the "Company" or “IRC”) is pleased to report the American Stock Exchange (“AMEX”) has approved IRC’s application for the listing of its common shares for trading beginning on or about October 20 under the trading symbol “ROY”. This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards. The Company’s common shares currenly trade exclusively on the Toronto Stock Exchange.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada and the recently-acquired Western Australia gold royalty, a 1.5% NSR applying to more than 3.1 million acres located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

http://www.renmarkfinancial.com/

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's projected royalties, strategies or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.  The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.